Exhibit 99.1

Pembina Pipeline Corporation Announces Integrated Duvernay Gas Processing Infrastructure Development

CALGARY, Nov. 5, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it plans to construct, own and operate a new 100 million cubic feet per day ("MMcf/d") shallow cut gas plant ("Duvernay I" or "the Facility"), in close proximity to Pembina's Fox Creek Terminal. The expected capital cost for this project, including supporting infrastructure, is expected to be approximately $125 million.

Duvernay I, which is underpinned by a long-term agreement with a large and diversified investment grade oil and gas producer, involves the construction of a new 100 MMcf/d shallow cut gas processing facility and incremental pipeline lateral capital. Pembina expects Duvernay I to have natural gas liquids ("NGL") extraction capacity of approximately 5,500 barrels per day ("bpd"), subject to gas compositions. Similar to the Company's other gas processing facilities, the agreement for Duvernay I is take-or-pay in nature and will provide flow-through of operating expenses. Subject to regulatory and environmental approval, Pembina anticipates bringing Duvernay I in service in the second half of 2017.

"Pembina is very excited to be able to support the growth of the world class Duvernay resource play through the construction of the Facility, which represents the first large-scale gas processing plant to be developed specifically for the Duvernay," said Stuart Taylor, Pembina's Senior Vice President of NGL and Natural Gas Facilities. "In-spite of uncertainty in commodity markets, Pembina's customers continue to remain committed to the development of the Western Canadian Sedimentary Basin."

Duvernay I demonstrates the value of Pembina's integrated value chain service offering and creates a platform for growth in the Duvernay. NGL production from the Facility will be transported on Pembina's Peace Pipeline system under a long-term, take-or-pay agreement. These incremental volumes serve to further enhance Pembina's Peace Phase III expansion project, which is expected to provide 420,000 bpd of incremental liquids transportation capacity from Fox Creek to Namao (subject to regulatory approval). Additionally, an agreement for NGL fractionation at Pembina's Redwater Fractionation complex was executed.

The design of the Duvernay I plant closely resembles that of Pembina's two recent 100 MMcf/d shallow cut gas plants at its Cutbank Complex ("Musreau II" and "Musreau III"). Musreau II was completed ahead of schedule and on budget and Musreau III is expected to be completed ahead of schedule and under budget by mid-2016. "These encouraging results and expectations demonstrate the value of Pembina's proven 'assembly line' approach to project development," said Jaret Sprott, Pembina's Vice President, Gas Services. "I am confident, based on our proven track-record of project development, that we will be able to deliver another successful project."

"In total, once Duvernay I is complete, Pembina's Gas Services business will have approximately 1.6 billion cubic feet per day of gas processing capacity and will produce over 75,000 bpd of NGLs for transportation on our Conventional Pipelines," said Mr. Sprott. "We are happy to be adding another long-term, contracted asset to our portfolio that will feed into our integrated businesses. Repeatable projects like this benefit both our customers and shareholders and continue to support sustainable returns."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "plans", "anticipates", "schedule",  and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: Pembina's corporate strategy; planning, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, processing, transportation, fractionation, and services commitments and contracts and operations with respect to Company projects; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; the development and expected timing of new business initiatives and growth opportunities and the benefits thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things, oil and gas industry exploration and development activity levels and the geographic region of such activity; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for processing, fractionation and pipeline transportation services; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; future operating costs; geotechnical and integrity costs; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and the ability to obtain required regulatory and environmental approvals; the impact of competitive entities and pricing; labour and material shortages; strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations, Chelsy Hoy / Ian McAvity, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:10e 05-NOV-15